Filed pursuant to Rule 433

Dated August 16, 2017

Registration Statement No. 333-203667

Relating to

Preliminary Prospectus Supplement Dated August 16, 2017 and

Prospectus dated May 29, 2015

Cedar Realty Trust, Inc.

PRICING TERM SHEET

6.50% Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Issuer:	Cedar Realty Trust, Inc. (the “Issuer”)

Security:	6.50% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”)

Number of Shares Offered:	3,000,000 shares (3,450,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Price to Public:	$25.00 per share

Underwriting Discount and Commissions:	$0.7875 per share; $2,362,500 total (not including the underwriters’ option to purchase additional shares)

Net Proceeds to the Company, before expenses:	$72,637,500 ($83,533,125 if the underwriters exercise their option to purchase additional shares in full) after deducting the underwriting discount

Dividend Rate:	6.50% of the $25.00 liquidation preference per share per annum (equivalent to $1.625 per share per annum)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after August 24, 2022 or pursuant to its special optional redemption right, or converted by a holder in connection with a change of control described below under “Special Optional Redemption”)

Dividend Payment Dates:	Dividends on the Series C Preferred Stock are payable quarterly in arrears on the 20th day of each February, May, August and November or, if not a business day, the next business day, beginning on November 20, 2017.

Trade Date:	August 17, 2017

Expected Settlement Date:

August 24, 2017 (T + 5). The Issuer expects that delivery of the shares of the Series C Preferred Stock will be made against payment therefor on or about the closing date specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of the prospectus supplement. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle within three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares of the Series C Preferred Stock before the third business day prior to the closing date specified on the cover page of the prospectus supplement will be required, by virtue of the fact that any such trade would otherwise settle before the close of this offering, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisor with respect to these matters.

Optional Redemption:	The Issuer may not redeem the Series C Preferred Stock prior to August 24, 2022, except as described below under “Special Optional Redemption” and in limited circumstances relating to our continuing qualification as a REIT for federal income tax purposes. See “Description of the Series C Preferred Stock – Restrictions on Ownership and Transfer” in the preliminary prospectus supplement dated August 16, 2017 (the “Preliminary Prospectus Supplement”).

On and after August 24, 2022, the Issuer may, at its option, redeem the Series C Preferred Stock, in whole or from time to time in part, by payment of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date of redemption. Any partial redemption of the Series C Preferred Stock will be on a pro rata basis.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), the Issuer will have the option to redeem the Series C Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date of redemption. If the Issuer exercises its redemption rights as described under “Conversion Rights” below, the holders of Series C Preferred Stock will not have the conversion rights described below.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series C Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), the Issuer has provided or provides notice of its election to redeem the Series C Preferred Stock) to convert some or all of the Series C Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series C Preferred Stock to be converted equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series C Preferred Stock plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for the Series C Preferred Stock dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined in the Preliminary Prospectus Supplement); and

•	9.8814 (the “Stock Cap”), subject to certain adjustments,

and subject, in each case, to (i) the provisions for the receipt of Alternative Conversion Consideration (as defined in the Preliminary Prospectus Supplement) under specified circumstances described in the Preliminary Prospectus Supplement and (ii) an aggregate cap on the total number of shares of common stock (or Alternative Conversion Consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right (such cap, subject to adjustment as described in the Preliminary Prospectus Supplement is referred to in the Preliminary Prospectus Supplement as the “Exchange Cap”).

If prior to the Change of Control Conversion Date, the Issuer has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series C Preferred Stock will not have any right to convert the Series C Preferred Stock in connection with the Change of Control Conversion Right and any shares of Series C Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions, additional terms and provisions and other important information relating to the foregoing, you should review the information appearing in the Preliminary Prospectus Supplement under “Description of the Series C Preferred Stock—Conversion Rights.”

Listing/Trading Symbol:	The Issuer intends to file an application to list the Series C Preferred Stock on the NYSE under the symbol “CDR Pr C”. If the application is approved, trading of the Series C Preferred Stock on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series C Preferred Stock.

CUSIP/ISIN:	150602 506 / US1506025063

Joint Book-Running Managers:	Raymond James & Associates, Inc.

KeyBanc Capital Markets Inc.

Co-Managers:	FBR Capital Markets & Co.

Robert W. Baird & Co. Incorporated

BB&T Capital Markets, a division of BB&T Securities, LLC

Capital One Securities, Inc.

TD Securities (USA) LLC

Addition to pages S-34 and S-35 of the Preliminary Prospectus Supplement, dated August 16, 2017 related to this offering:

In addition to the selling restrictions beginning on pages S-34 and S-35 in the preliminary prospectus supplement dated August 16, 2017, the following selling restriction also applies to the Series C Preferred Stock:

Notice to Prospective Investors in Canada

The Series C Preferred Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Series C Preferred Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

As used in this free writing prospectus, references to the “Company,” “issuer,” “us,” “our” and “we” mean Cedar Realty Trust, Inc. excluding its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Raymond James & Associates, Inc. toll-free at 1 (800) 248-8863 or email prospectus@raymondjames.com or KeyBanc Capital Markets Inc. toll-free at 1 (888) 539-1057.